UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]        Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]        No [X]

     [If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .]

     The following documents are being furnished by Royal Caribbean Cruises Ltd. pursuant to this Report on Form 6-K:

Document No. 1	Notice dated April 15, 2002 of Annual Meeting of Shareholders of Royal Caribbean Cruises Ltd. and accompany Proxy Statement.

Document No. 2	Proxy

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD.

(Registrant)

Date: April 16, 2002	By: /s/ BONNIE S. BIUMI

Bonnie S. Biumi Vice President and Treasurer

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ROYAL CARIBBEAN CRUISES LTD. 1050 Caribbean Way Miami, Florida 33132

Notice of Annual Meeting of Shareholders
To Be Held May 24, 2002

To the Shareholders of

ROYAL CARIBBEAN CRUISES LTD.

      Notice is hereby given that the Annual Meeting of Shareholders of Royal Caribbean Cruises Ltd. (the “Company”) will be held at 11:00 A.M. on Friday, May 24, 2002 at the Hyatt Regency, 400 SE 2nd Avenue, Miami, Florida.

      The Annual Meeting will be held for the following purposes:

1.	To elect four Directors to the Company’s Board of Directors, each for a term of three years and until their successors have been duly elected and qualified;

2.	To ratify the selection of independent certified public accountants; and

3.	To transact such other business as may properly come before the meeting and any adjournment thereof.

      The Board of Directors has fixed the close of business on April 2, 2002 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof.

      All shareholders are cordially invited to attend the meeting in person. Whether or not you expect to attend in person, it is requested that you promptly fill in, sign and return the enclosed proxy card.

By Order of the Board of Directors

Michael J. Smith,
Secretary

April 15, 2002

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way
Miami, Florida 33132

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 24, 2002

      This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Royal Caribbean Cruises Ltd. (the “Company”) from holders of the Company’s common stock, par value $.01 per share, for use at the Annual Meeting of Shareholders to be held on May 24, 2002, and any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting and described in more detail herein.

      All properly executed proxies will be voted in accordance with the instructions contained thereon, and if no choice is specified, the proxies will be voted for the election of the nominated slate of directors named elsewhere in this Proxy Statement and in favor of proposal 2. Abstentions are counted as present in determining the existence of a quorum but will not have the effect of votes in opposition to a director or a “no” vote on proposal 2.

      Any proxy may be revoked by a shareholder at any time before it is exercised by giving written notice to that effect to the Secretary of the Company or by signing and submitting a later-dated proxy. Shareholders who attend the Annual Meeting may revoke any proxy previously granted and vote in person.

      The Board of Directors has fixed April 2, 2002 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting.

VOTING SECURITIES

      As of April 2, 2002, the Company had outstanding 192,340,888 shares of common stock. Holders of record of the common stock at the close of business on April 2, 2002 are entitled to vote at the Annual Meeting. Each outstanding share is entitled to one vote.

PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of the common stock as of February 22, 2002 (i) by each person who is known by the Company to own beneficially more than 5 % of the outstanding common stock and (ii) by all of the Company’s directors and officers as a group.

	Number of	Percentage
Name	Shares(1)	Ownership

A. Wilhelmsen AS(2)	46,409,330	24.1%
Cruise Associates(3)	48,281,900	25.1%
All Directors and Officers(4)	5,219,264	2.7%

(1)	For purposes of this table, any security which a person or group has a right to acquire within 60 days of February 22, 2002 is deemed to be owned by such person or group. Such security is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.
(2)	A. Wilhelmsen AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.
(3)	Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.
(4)	Includes (i) 3,256,152 shares of common stock issuable upon exercise of options granted to directors and officers of the Company, (ii) 1,071,412 shares of common stock held by Monument Capital Corporation (“Monument”), a Liberian corporation as nominee for various trusts primarily for the benefit of certain members of the Fain family, (iii) 495,696 shares of common stock issued to a trust for the benefit of Mr. Fain and (iv) 247 shares of common stock held by Mr. Fain’s minor daughter. Mr. Fain disclaims beneficial ownership of some or all of the shares of common stock referred to in (ii), (iii) and (iv) above. Amount also includes 4,670 shares for which one of the officers of the Company disclaims beneficial ownership. Amount does not include shares held by A. Wilhelmsen AS or Cruise Associates.

SHAREHOLDERS AGREEMENT

      A. Wilhelmsen AS (“Wilhelmsen”) and Cruise Associates are parties to a Shareholders Agreement dated as of February 1, 1993 as amended (the “Shareholder Agreement”) and, pursuant thereto, have agreed upon certain matters relative to the organization and operation of the Company and certain matters concerning their respective ownership of the Company’s voting stock. Pursuant to the Shareholders Agreement, Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of the following individuals as directors of the Company: (i) up to four nominees of Wilhelmsen (at least one of whom must be independent); (ii) up to four nominees of Cruise Associates (at least one of whom must be independent); and (iii) one nominee who must be Richard D. Fain or such other individual who is then employed as the Company’s chief executive officer. In connection with the Company’s acquisition of Celebrity Cruise Lines Inc. (“Celebrity”), Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of the election of one additional director to be nominated by Archinav Holdings, Ltd., a former shareholder of Celebrity, for a specified period until 2004. In addition, until either of them should decide otherwise, Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of Edwin W. Stephan and William K. Reilly as directors of the Company.

      Of the persons nominated for election as directors at the 2002 Annual Meeting, Wilhelmsen has nominated Arne Wilhelmsen and Cruise Associates has nominated Laura Laviada and Eyal Ofer. Of the directors continuing in office, Wilhelmsen nominated Tor B. Arneberg and Arvid Grundekjoen, Cruise Associates nominated Bernard W. Aronson and Thomas J. Pritzker and Archinav Holdings, Ltd. nominated John D. Chandris.

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PROPOSAL 1: ELECTION OF DIRECTORS

Directors Standing for Election

      The Board of Directors is currently divided into three classes. The current term of office of directors in Class III expires at the 2002 Annual Meeting. The Board of Directors proposes that the nominees described below, all of whom are currently serving as Class III directors, be elected for a new term of three years and until their successors are duly elected and qualified.

      Each of the nominees has consented to serve as a director. If any of them become unavailable to serve as a director, the Board may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee named by the Board.

      The directors standing for election are:

Class III

      Laura Laviada, 51, has served as a Director since July 1997. Prior to 2000, Ms. Laviada was the Chairman and Chief Executive Officer of Editorial Televisa, the largest Spanish language magazine publisher in the world with 40 titles distributed throughout 19 countries. In October 2000, Ms. Laviada sold her equity interest in the company and is currently involved in several non-profit organizations, including Pro-mujer, an organization that provides credit and micro-enterprise training for women in Mexico.

      Eyal Ofer, 51, has served as a Director since May 1995. Mr. Ofer has served as the Chairman of Carlyle M.G. Limited since May 1991. Mr. Ofer serves on the Company’s Environmental and Finance Committees.

      William K. Reilly, 62, has served as a Director since January 1998. Mr. Reilly is the Chief Executive Officer of Aqua International Partners, an investment group that finances water purification in developing countries. From 1989 to 1993, Mr. Reilly served as the Administrator of the U.S. Environmental Protection Agency. He has also previously served as the Payne Visiting Professor at Stanford University’s Institute of International Studies, president of World Wildlife Fund and of The Conservation Foundation, executive director of the Rockefeller Task Force on Land Use and Urban Growth and Chairman of the Natural Resources Council of America. He serves on the Board of Trustees of the American Academy in Rome, the National Geographic Society, World Wildlife Fund, the Packard Foundation and the Presidio Trust. He also serves as a director of Dupont, Conoco, Ionics, Eden Springs and Evergreen Holdings. Mr. Reilly is Chairman of the Company’s Environmental Committee.

      Arne Wilhelmsen, 72, has served as a Director since 1968. Mr. Wilhelmsen, one of the founders of Royal Caribbean Cruise Line, is a principal and Chairman of the Board of A. Wilhelmsen AS and other holding companies in the Anders Wilhelmsen & Co. Group. Mr. Wilhelmsen has been involved in the shipping industry for over 40 years.

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      The election of each of the nominees to the Board of Directors requires the approval of a majority of the votes cast at the Annual Meeting.

      The Board of Directors unanimously recommends a vote FOR the election of each of the nominees named above.

Directors Continuing in Office

Class I Directors.

      The following Class I directors are serving for a term ending in 2003:

      Bernard W. Aronson, 55, has served as a Director since July 1993. Mr. Aronson is currently Managing Partner of ACON Investments, LLC. Prior to that he served as international advisor to Goldman, Sachs & Co. From June 1989 to July 1993, Mr. Aronson served as Assistant Secretary of State for Inter-American Affairs. Prior thereto, Mr. Aronson served in various positions in the private and government sectors. Mr. Aronson is a member of the Council on Foreign Relations. Since January 1998, Mr. Aronson has served as a director of Liz Claiborne, Inc. Mr. Aronson serves on the Company’s Audit, Compensation and Stock Option Committees.

      John D. Chandris, 51, has served as a Director since July 1997. Mr. Chandris is Chairman of Chandris (UK) Limited, a shipbrokering office based in London, England. Until September 1997, Mr. Chandris also served as Chairman of Celebrity Cruise Lines Inc. Mr. Chandris is a director of Leathbond Limited, a U.K. real estate company, and serves on the Board of the classification society, Lloyd’s Register. Mr. Chandris serves on the Company’s Environmental Committee.

      Richard D. Fain, 54, has served as a Director since 1981 and as Chairman and Chief Executive Officer of the Company since 1988. Mr. Fain is Chairman of the International Council of Cruise Lines, an industry trade organization, and is a director of First Choice Holidays PLC. Mr. Fain has been involved in the shipping industry for over 25 years. He serves on the Company’s Finance and Stock Option Committees.

      Arvid Grundekjoen, 46, has served as a Director since November 2000. Mr. Grundekjoen has served as Chief Executive Officer of Awilco ASA, a public shipping company, since 1992. He is also Managing Director of Anders Wilhelmsen & Co. AS and serves as Chairman of the supervisory boards of Linstow AS and Creati AS. Mr. Gundekjoen has previously served as President of Teamco, a data processing and information technology company. Mr. Grundekjoen serves on the Company’s Finance Committee.

Class II Directors.

      The following Class II directors are serving for a term ending in 2004. There is currently one unfilled Class II vacancy on the Board of Directors:

      Tor B. Arneberg, 73, has served as a Director since November 1988. Mr. Arneberg is a senior advisor and has served as an Executive Vice President of Nightingale & Associates, a management consulting company, since 1982. From 1975 until 1982, Mr. Arneberg co-founded and operated AgTek International, a company involved in the commercial fishing industry. Prior thereto, Mr. Arneberg was director of marketing for Xerox Corporation. He is an executive trustee and vice president of the American Scandinavian Foundation and received a silver medal in the 1952 Summer Olympics in Helsinki, Finland as a member of the Norwegian Olympic Yachting Team. Mr. Arneberg is Chairman of the Company’s Audit, Compensation and Stock Option Committees.

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      Thomas J. Pritzker, 51, has served as a Director since February 1999. Mr. Pritzker is Chairman and CEO of The Pritzker Organization and a partner in the law firm of Pritzker & Pritzker. He is Chairman and CEO of Hyatt Corporation and Hyatt International. Mr. Pritzker is a member of the Board of Trustees of the University of Chicago and the Art Institute of Chicago where he is Chairman of the Committee on Asian Art. Mr. Pritzker serves on the Company’s Finance Committee.

      Edwin W. Stephan, 70, has served as a Director since January 1996. From the inception of Royal Caribbean Cruise Line in 1968 through 1995, Mr. Stephan served as President or General Manager of the Company. Mr. Stephan has been involved in the cruise industry for over 30 years.

PROPOSAL 2: RATIFICATION OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

      PricewaterhouseCoopers LLP has been appointed as independent certified public accountants of the Company for the fiscal year ending December 31, 2002. PriceWaterhouseCoopers LLP has served as the Company’s independent accountants for over 15 years. A representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting to respond to appropriate questions from the shareholders and to make a statement if the representative desires to do so.

      The Board of Directors unanimously recommends a vote FOR ratification of the selection of PricewaterhouseCoopers LLP as independent certified public accountants for the 2002 fiscal year.

OTHER MATTERS

      The Board of Directors has no knowledge of any other matters which may come before the Annual Meeting. If any other matters shall properly come before the meeting, the persons designated as proxies will have discretionary authority to vote the shares thereby represented in accordance with their best judgment.

PROPOSALS OF SHAREHOLDERS

      Proposals of shareholders intended to be presented at the Company’s next annual meeting of shareholders must be received by the Secretary of the Company no later than January 14, 2003 at the Company’s executive offices: 1050 Caribbean Way, Miami, Florida 33132

Michael J. Smith,
Secretary

Dated: April 15, 2002

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▼  FOLD AND DETACH HERE ▼

ROYAL CARIBBEAN CRUISES LTD.

PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 24, 2002

    The undersigned hereby appoints Richard D. Fain and Richard J. Glasier, and each of them, as the undersigned’s attorneys and agents to vote as Proxy for the undersigned, as herein stated, at the annual meeting of shareholders of Royal Caribbean Cruises Ltd. to be held at the Hyatt Regency, Miami, Florida on Friday, May 24, 2002 at 11:00 A.M., local time, and at any adjournment or postponement thereof, according to the number of votes the undersigned would be entitled to vote if personally present, on the proposals set forth below and in accordance with their discretion on any other matters that may properly come before the meeting or any adjournments or postponements thereof. The undersigned hereby acknowledges receipt of the Notice and Proxy Statement, dated April 15, 2002, and Annual Report to Shareholders for 2001.

The Board of Directors unanimously recommends a vote FOR the following proposals.

1.	Election of Class III Directors

For the election of Laura Laviada, Eyal Ofer, William K. Reilly and Arne Wilhelmsen.

☐	FOR all nominees listed (Except as marked to the contrary)	☐	WITHHOLD AUTHORITY to vote for all nominees listed

INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee’s name in the space provided below.

2.	Ratification of appointment of PricewaterhouseCoopers LLP as the Company’s independent accountants for 2002

☐ FOR	☐ AGAINST	☐ ABSTAIN

(continued on reverse side)

▼  FOLD AND DETACH HERE ▼

(continued from other side)

    THE SHARES COVERED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATIONS ARE MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS.

    Please sign exactly as your name appears on this Proxy. If acting as executor, administrator, trustee, guardian, etc., you should so indicate when signing. If a corporation, please sign the full corporate name by duly authorized officer. If a partnership, please sign the full partnership name by authorized person. If shares are held jointly, each shareholder named should sign.

PLEASE FILL IN, DATE, SIGN AND RETURN THE PROXY IN THE ACCOMPANYING ENVELOPE. NO POSTAGE IS REQUIRED IF RETURNED IN THE ACCOMPANYING ENVELOPE AND MAILED IN THE UNITED STATES.

Dated: , 2002 Signature Signature

PLEASE SIGN AND DATE HERE AND RETURN PROMPTLY